Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
NINE MONTHS ENDED
SEPTEMBER 30, 2002

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

1st Franklin Financial Corporation is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for relatively short periods of time, and in making first and second mortgage loans on real estate in larger amounts and for longer periods of time. We also purchase sales finance contracts from various retail dealers.

Direct cash loans are made primarily to people who need money for some unusual or unforeseen expense or for the purpose of paying off an accumulation of small debts or for the purchase of furniture and appliances.  These loans are repayable in 6 to 48 monthly installments and generally do not exceed $10,000 in principal amount.  The loans are generally secured by personal property, motor vehicles and/or real estate.  We believe that the interest and fees we charge on these loans are in compliance with applicable federal and state laws.

First and second mortgage loans on real estate are made to homeowners who wish to improve their property or who wish to restructure their financial obligations.  These loans are generally made in amounts ranging from $3,000 to $50,000 on maturities of 35 to 180 months. We believe that the interest and fees we charge on these loans are in compliance with applicable federal and state laws.

Sales finance contracts are purchased from retail dealers.  These contracts have maturities that range from 3 to 48 months and generally do not individually exceed $7,500 in principal amount.  We believe that the interest rates we charge on these contracts are in compliance with applicable federal and state laws.

The Company provides credit to individuals and families through a network of 195 branch offices located in five southeastern states.  Included in the network are six new branch offices opened during the nine months just ended.

Effective August 13, 2002, Management engaged Deloitte and Touche LLP as independent auditors to conduct the Company's audits.

Financial Condition:

As of September 30, 2002, the Company had $272.9 million in total assets as compared to $262.9 at December 31, 2001.  The $10.0 million (4%) increase in assets was mainly due to growth in our net loan portfolio and growth in our investment securities portfolio.

The growth in net loans (gross loans less unearned finance charges) during the nine-month period ended September 30, 2002 was $8.9 million or 5%.  We project additional growth in our direct cash loan products and retail sales finance products during the remainder of the year. The fourth quarter of each year is typically our highest lending period due to consumers preparing for the holiday season.  Beginning October 1, 2002, we have elected to curtail our real estate lending in the state of Georgia due to new mortgage lending laws which were recently enacted.  Our real estate receivables are expected to decrease as a result of the decision to limit our marketing efforts in this area.

We continually monitor the credit worthiness of the loan portfolio and maintain an appropriate allowance to cover probable losses.  The allowance for loan losses is determined by reviewing our previous loss experience, reviewing specifically identified loans where collection is doubtful and evaluating the inherent risks and change in the composition of our loan portfolio.  During the nine-month period just ended, we have recorded a loan loss provision in excess of the net charge-offs, which increased the allowance for loan losses from $10.2 million to $11.6 million.  While net charge-offs to average net receivables have decreased from 7.6% for the year 2001 to an annualized rate of 5.2% for the nine-month period ended September 30, 2002, we believe that the increase in our loan portfolio and the continued weakened economy justify the increase in the allowance for loan losses during the nine months just ended.  The allowance for loan losses as of September 30, 2002 represented 5.7% of outstanding net receivables, as compared to 5.2% at the end of 2001.  Delinquent accounts more than 60 days past due increased slightly from 6.7% of loans outstanding to 7.3% from December 31, 2001 to September 30, 2002.

During the nine-month period just ended, the investment securities we hold increased $2.8 million or (5%).  The Company's investment portfolio consists mainly of U.S. Treasury bonds, Government Agency bonds and various municipal bonds   A significant portion of these investment securities have been designated as “available for sale” (67% as of September 30, 2002 and 71% as of December 31, 2001) with any unrealized gain or loss accounted for in the Company’s equity section, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated  “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Miscellaneous other assets declined $1.8 million (16%) as of September 30, 2002 as compared to December 31, 2001 mainly due to the receipt of funds from the sale of our two North Carolina branch offices.  The sales agreement was effective as of December 31, 2001; however, proceeds were not received until after the first of the year.

Results of Operations:

Operating results for the current year continue to out-perform the prior year.  Total revenues, which include interest income, insurance income and other revenue, were $23.0 million and $67.3 million during the three- and nine-month periods ended September 30, 2002, representing a 7% and 8% increase, respectively, as compared to the same periods a year ago. Net income increased 274% or $5.3 million during the nine-month period ended September 30, 2002 and 188% or $1.0 million during the three-month period ended September 30, 2002 as compared to the same periods a year ago.

Net Interest Income

Net interest margin (the margin between earnings on loans and investments and interest paid on senior and subordinated debt, before provision for loan losses) grew $2.3 million (20%) and $6.6 million (19%) during the three- and nine-month periods ended September 30, 2002 as compared to the same periods a year ago.  Changes in the Company's interest margin are influenced by two primary factors.  One factor is the level of average net receivables outstanding and the interest earnings associated thereon.  Interest income earned on higher levels of average net receivables outstanding contributed an additional $1.6 million (11%) and $4.4 million (11%) to the interest margin during the three- and nine-month periods ended September 30, 2002, respectively, as compared to the same periods in 2001.  Average annualized yields on the loan portfolio were 30.2% and 30.4% during the three and nine months ended September 30, 2002, respectively, as compared to 29.3% and 29.1% during the same periods in 2001.

The other key factor affecting changes in the net interest margin is the Company's borrowing cost.  During the current year, the margin has benefited from the lower interest rate environment. Average interest rates on outstanding borrowings decreased from 6.6% for the nine months ended September 30, 2001 to 5.2% for the nine months ended September 30, 2002, and from 6.4% to 4.4% for the quarters then ended.  Although average debt levels were higher during the three- and nine-month periods just ended as compared to the same periods in 2001, the lower interest rate environment has allowed us to reduce the overall borrowing cost on the Company's debt.

Insurance Income

In connection with the consumer finance business, we write credit insurance as an agent for a non-affiliated company specializing in such insurance. Two of our wholly owned subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the life, the accident and health and the property insurance so written.  Higher levels of average net receivables also led to a $.03 million (1%) and $.6 million (4%) increase in net insurance income for the three- and nine-month periods just ended as compared to the same periods in 2001.  As average net receivables increase, the Company typically sees an increase in the number of customers requesting credit insurance, thereby leading to higher levels of insurance in-force.  Our loss and expense ratios on insurance rose slightly during the comparable periods suppressing additional growth in net insurance income.

Provision for Loan Losses

Net charge-offs increased $.6 million (23%) and $.3 million (4%) during the three- and nine-month periods ended September 30, 2002 as compared to the same periods in 2001.  Bankruptcy filings by our customers increased and credit worthiness on other loans deteriorated during the current quarter.  The provision for loan losses increased $.1 million (4%) during the quarter just ended as compared to the same quarter a year ago.  During the nine-month comparable periods, the provision declined slightly.  We project the provision for losses will increase during the fourth quarter due to increases in net chargeoffs and the additional provision needed to maintain an adequate allowance for losses.

Other Operating Expenses

Other operating expenses rose $1.7 million (5%) during the nine-month period just ended as compared to the same period a year ago.  The majority of the increase came during the third quarter as expenses rose $1.0 million (8%) as compared to the third quarter in 2001.  A $.8 million (11%) increase in personnel costs during the quarter just ended is primarily responsible for the rise in other operating expenses.  New salary administration policies which became effective July 1, 2002, increases in the Company's accruals for incentive bonuses and increases in accruals for the Company's profit sharing contribution are primarily responsible for the increase in personnel cost.

Increases in advertising expenditures, casualty losses, collection expenses, rent expense and supply expenditures were other factors causing higher other operating expenses during the comparable periods.

Since November of 2001, the Company has been evaluating various computer systems to replace the system currently being used to administer its loan operations.  We currently use a service bureau to process our loans; however, the service will no longer be offered after 2004.  During the quarter just ended, Management selected a new service provider to furnish computer operations for the Company.  Various resources have been assigned and preliminary work has begun on the conversion process.  Our target date to be fully functional on the new system is currently scheduled for August 31, 2003.  Costs to network our branch offices and implement a new computer system could have a significant impact on capital expenditures and operating expenses during the fourth quarter of this year and during 2003.

Effective income tax rates were 19% and 44% during the nine-month periods ended September 30, 2002 and 2001, respectively, and 31% and 52% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The decline in the rate during the current period was due to higher taxable income being earned by the Company and correspondingly being passed to the shareholders for tax reporting.

Also contributing to the decrease in the tax rate were certain tax benefits provided by law to life insurance companies, which substantially reduced the effective tax rate of the Company's insurance subsidiary below statutory rates.

Quantitive and Qualitative Disclosures about Market Risk:

As previously discussed, the lower interest rate environment has enabled the Company to reduce interest expense during the current year.  We believe rates will remain below prior year levels during the remainder of the year.  There was no change during the nine-month period just ended that would have a material impact on our exposure to changes in market conditions. Please refer to the market risk analysis discussed in our annual report on Form 10-K as of and for the year ended December 31, 2001 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of September  30, 2002 and December 31, 2001, the Company had $26.9 million and $26.4 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust.  As of September 30, 2002, the Company maintained $2,000,000 of certificates of deposit with Liberty Bank & Trust at market rates and terms.  The Company also had $2,678,123 in demand deposits with Liberty Bank & Trust at September 30, 2002.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of September 30, 2002 and December 31, 2001, respectively, 71% and 66% of the Company’s cash and cash equivalents and investment securities were maintained in the insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2001, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had a statutory surplus of $19.8 million and $20.2 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2002 without prior approval of the Georgia Insurance Commissioner is approximately $6.5 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of debt securities.  Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities program, the Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of $21.0 million and was scheduled to expire on September 25, 2002 on its own terms, but was renewed for an additional one-year term through September 25, 2003.  Available borrowings under the agreement were $21.0 million at September 30, 2002 and December 31, 2001.  Prior to September 25, 2002, the Company had another credit agreement which provided for an additional $2.0 million for general operating purposes.  Management chose not to renew this agreement when it reached its commitment termination date on September 25, 2002.  Available borrowings under this agreement were $2.0 million at December 31, 2001.

Other:

The Company has a legal proceeding pending against it in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements.  The plaintiffs seek statutory, compensatory and punitive damages.  Action has been taken to remove the case to federal court and to compel arbitration.  Management believes that it is too early to assess the Company's potential liability in connection with this suit.  The Company is diligently contesting and defending this case.

Recent Accounting Pronouncements:

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.  SFAS No. 141 eliminates pooling of interest accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.  SFAS No. 142 eliminates the amortization of goodwill and certain other intangible assets and requires that goodwill be evaluated for impairment by applying a fair value test.  The Company adopted SFAS No. 141 effective July 1, 2001 and SFAS No. 142 effective January 1, 2002.  The adoption of SFAS No. 141 and SFAS No. 142 did not have a material impact on our financial statements.

The FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in August 2001.  SFAS No. 144 establishes new rules for measuring impairment of long-lived assets and accounting for discontinued operations.  The Company adopted SFAS 144 effective January 1, 2002 and the adoption of this standard did not have a significant impact on our financial statements

Critical Accounting Policies:

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry.  The more critical accounting and reporting policies include accounting for securities, loans, revenue recognition, the allowance for loan losses and income taxes.  In particular, the Company's accounting policies relating to the allowance for loan losses and income taxes involve the use of estimates and require significant judgments to be made by management.  Different assumptions in the application of these policies could result in material changes in the consolidated financial position or consolidated results of operations.  Please refer to Note 1 in the "Notes to Consolidated Financial Statements" in the Company’s Form 10-K as of and for the year ended December 31, 2001 for details regarding all of 1st Franklin's critical and significant accounting policies.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in the Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors, which could cause future results to differ from expectations, are, but not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation and other factors referenced elsewhere.

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2002	2001
	(Unaudited)	(Audited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 26,939,758	$ 26,443,827

LOANS:

Direct Cash Loans

1st Mortgage Real Estate

2nd Mortgage Real Estate

Sales Finance Contracts

Less:

Unearned Finance Charges

Unearned Insurance Premiums and Commissions

Allowance for Loan Losses

Net Loans

	176,662,954 31,888,256 5,484,541 16,778,240 230,813,991 26,283,430 14,597,123 11,568,867 178,364,571	176,441,894 27,452,841 4,842,832 14,306,614 223,044,181 27,394,560 15,519,392 10,171,907 169,958,322

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	38,886,390 19,456,404 58,342,794	39,459,120 16,099,074 55,558,194

OTHER ASSETS	9,227,450	10,977,572

TOTAL ASSETS	$272,874,573	$ 262,937,915

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 129,604,273	$ 124,844,754
OTHER LIABILITIES	14,876,518	14,004,509
SUBORDINATED DEBT	49,302,110	52,769,260
Total Liabilities	193,782,901	191,618,523

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value; 2,000 shares

authorized; 1,700 shares outstanding

Non-Voting Shares; no par value; 198,000 shares

authorized; 168,300 shares outstanding as of

September 30, 2002 and December 31, 2001

	170,000 --	170,000 --
Accumulated Other Comprehensive Income	1,415,153	878,150
Retained Earnings	77,506,519	70,271,242
Total Stockholders' Equity	79,091,672	71,319,392

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$272,874,573	$ 262,937,915

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended		Nine Months Ended
	September 30		September 30
	(Unaudited)		(Unaudited)
	2002	2001	2002	2001

INTEREST INCOME	$16,186,582	$ 14,787,699	$47,133,226	$ 43,279,068
INTEREST EXPENSE	1,961,292	2,894,188	6,049,358	8,844,790
NET INTEREST INCOME	14,225,290	11,893,511	41,083,868	34,434,278

Provision for Loan Losses	3,884,802	3,752,758	9,038,881	9,101,626

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,340,488	8,140,753	32,044,987	25,332,652

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	6,666,089 1,494,653 5,171,436	6,423,111 1,221,298 5,201,813	19,618,081 3,911,625 15,706,456	18,611,378 3,494,667 15,116,711

OTHER REVENUE	176,112	246,823	563,764	685,270

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	8,520,942 1,681,469 3,364,205 13,566,616	7,702,159 1,617,407 3,211,591 12,531,157	24,471,195 4,998,097 9,926,195 39,395,487	23,626,652 4,874,097 9,192,216 37,692,965

INCOME BEFORE INCOME TAXES	2,121,420	1,058,232	8,919,720	3,441,668

Provision for Income Taxes	657,243	549,976	1,665,443	1,502,589

NET INCOME	1,464,177	508,256	7,254,277	1,939,079

RETAINED EARNINGS, Beginning of Period	76,051,842	70,503,114	70,271,242	69,086,351
Distributions on Common Stock	9,500	--	19,000	14,060
RETAINED EARNINGS, End of Period	$77,506,519	$71,011,370	$ 77,506,519	$ 71,011,370

BASIC EARNINGS PER SHARE: Voting Common Stock; 1,700 shares Outstanding all periods Non-Voting Common Stock; 168,300 shares Outstanding all periods	$ 8.61 $ 8.61	$ 2.99 $ 2.99	$42.67 $42.67	$11,41 $11.41

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

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1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30
	(Unaudited)
	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 7,254,277	$ 1,939,079

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred Income Taxes

Other, net

Decrease in miscellaneous assets

Increase in Accounts Payable and Accrued Expenses

Net Cash Provided

	9,038,881 992,427 (112,583) 125,064 1,542,264 800,985 19,641,315	9,101,626 1,006,322 140,515 67,308 2,203,875 108,867 14,567,592

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Purchases of marketable debt securities Principal payments on securities Redemptions of securities Other, net Net Cash Used	(113,424,516) 95,979,386 (12,830,845) 138,037 10,532,400 (813,215) (20,418,753)	(105,050,641) 93,366,181 (14,252,540) 251,777 16,458,448 (604,816) (9,831,591)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in Senior Debt Subordinated debt issued Subordinated debt redeemed Distributions paid Net Cash Provided	4,759,519 4,189,824 (7,656,974) (19,000) 1,273,369	11,516,622 9,997,729 (4,413,632) (14,060) 17,086,659

NET INCREASE IN CASH AND CASH EQUIVALENTS	495,931	21,822,660

CASH AND CASH EQUIVALENTS, beginning	26,443,827	10,369,709

CASH AND CASH EQUIVALENTS, ending	$ 26,939,758	$ 32,192,369

Cash Paid during the period for: Interest Income Taxes	$ 6,103,820 1,934,500	$ 8,818,215 1,549,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

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-NOTES-

Note 1 - Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 2001 and for the year then ended included in the Company's December 31, 2001 Annual Report.

In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2002 and December 31, 2001, the results of its operations for the three and nine months ended September 30, 2002 and 2001, and its cash flows for the nine months ended September 30, 2002 and 2001.  While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Impact of Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.  SFAS No. 141 eliminates pooling of interest accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.  SFAS No. 142 eliminates the amortization of goodwill and certain other intangible assets and requires that goodwill be evaluated for impairment by applying a fair value test.  The Company adopted SFAS No. 141 effective July 1, 2001 and SFAS No. 142 effective January 1, 2002.  The adoption of SFAS No. 141 and SFAS No. 142 did not have a material impact on the financial statements.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" in August 2001.  SFAS No. 144 establishes new rules for measuring impairment of long-lived assets and accounting for discontinued operations.  The Company adopted SFAS 144 effective January 1, 2002 and the adoption of this standard did not have a significant impact on our financial statements.

Note 3 - Allowance for Loan Losses
An analysis of the allowance for the nine month periods ended September 30, 2002 and 2001 is shown in the following table:
	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 10,171,907 9,038,881 (10,518,327) 2,876,406 $ 11,568,867	$ 9,095,431 9,101,626 (9,456,900) 2,138,464 $ 10,878,621

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Note 4 - Marketable Debt Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of September 30, 2002		As of December 31, 2001
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury Securities And obligations of U.S. government Corporations and Agencies Obligations of states and Political subdivisions Corporate securities	$ 5,435,921 29,752,395 1,891,413 $ 37,079,729	$ 5,646,885 31,298,438 1,941,067 $ 38,886,390	$ 4,059,308 32,024,522 2,289,240 $ 38,373,070	$ 4,197,896 32,792,331 2,468,893 $ 39,459,120
Held to Maturity: U.S. Treasury Securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 6,163,204 12,020,843 1,272,357 $ 19,456,404	$ 6,360,769 12,672,562 1,353,145 $ 20,386,476	$ 5,268,048 10,060,623 770,403 $ 16,099,074	$ 5,335,021 10,045,003 795,433 $ 16,175,457

Note 5 – Commitments and contingencies

The Company has a legal proceeding pending against it in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements.  The plaintiffs seek statutory, compensatory and punitive damages.  Action has been taken to remove the case to federal court and to compel arbitration.  Management believes that it is too early to assess the Company's potential liability in connection with this suit.  The Company is diligently contesting and defending this case.

Note 6 – Income Taxes

Effective income tax rates were 19% and 44% during the nine-month periods ended September 30, 2002 and 2001, respectively, and 31% and 52% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The decline in the rate during the current period was due to higher taxable income being earned by the Company and correspondingly being passed to the shareholders for tax reporting.  Also contributing to the decrease in the tax rate were certain tax benefits provided by law to life insurance companies, which substantially reduced the effective tax rate of the Company's insurance subsidiary below statutory rates.

Note 7 – Other Comprehensive Income

Comprehensive income was $1,687,504 and $7,791,280 for the three- and nine-month periods ended September 30, 2002, as compared to $926,134 and $2,752,376 for the same periods in 2001.

Accumulated other comprehensive income consists solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.

Note 8 – Related party transactions

Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust ("Liberty").  At September 30, 2002, the Company maintained $2,000,000 of certificates with Liberty at market rates and terms.  The Company also had $2,678,123 in demand deposits with Liberty at September 30, 2002.

The Company also engages from time to time in other transactions with related parties.  Please refer to the "Related Parties" disclosure in our Annual Report on Form 10-K as of and for the year ended December 31, 2001 for additional information on related party transactions.

Note 9 - Segment Financial Information

The following table summarizes assets, revenues and profit by business segment.  A reconcilement to consolidated net income is also provided.  Effective July 1, 2001, Management realigned its business segments with its geographic regions.  Due to the significant changes implemented in the management reporting system with regard to business segment reporting, it is not practicable to conform prior year financial data for the new business segments nor current year financial data for the prior business segments for reporting for quarterly comparisons.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in Thousands)
Segment Revenues: 3 Months ended 9/30/02 9 Months ended 9/30/02 9 Months ended 9/30/01	$ 2,613 7,370 6,669	$ 6,814 20,492 19,909	$ 6,492 19,416 19,291	$ 3,084 8,999 5,869	$ 2,112 5,835 4,351	$ 21,115 62,112 56,089
Segment Profit (Loss): 3 Months ended 9/30/02 9 Months ended 9/30/02 9 Months ended 9/30/01	$ 459 1,724 989	$ 2,565 8,555 6,977	$ 2,241 7,616 6,630	$ 977 3,181 (102)	$ 409 1,184 158	$ 6,651 22,260 14,652
Segment Assets: 9/30/02 9/30/01	$ 23,479 20,683	$ 65,542 64,515	$ 59,880 60,632	$ 30,045 22,976	$ 18,089 13,494	$ 197,035 182,300

		3 Months Ended 9/30/02 (in 000's)	9 Months Ended 9/30/02 (in 000's)	9 Months Ended 9/30/01 (in 000's)
Reconcilement of Profit: Profit per segments Corporate earnings not allocated Corporate expenses not allocated Income Taxes not allocated		$ 6,651 419 (4,949) (657) $ 1,464	$ 22,260 1,292 (14,633) (1,665) $ 7,254	$14,652 2,993 (14,203) (1,503) $ 1,939

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BRANCH OPERATIONS

Jack R. Coker	Senior Vice President
J.Michael Culpepper	Vice President
Kay S. Lovern	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
Michael J. Whitaker	Vice President

SUPERVISORS
Bert Brown	Renee Hebert	Mike Lyles	Dale Palmer
Ronald Byerly	Jack Hobgood	Jimmy Mahaffey	Darryl Parker
Debbie Carter	Bruce Hooper	Roy Metzger	Hilda Phillips
Rick Childress	Janice Hyde	Brian McSwain	Henrietta Reathford
Bryan Cook	Judy Landon	Harriet Moss	Michelle Rentz
Donald Floyd	Jeff Lee	Mike Olive	Gaines Snow
Shelia Garrett	Tommy Lennon	Melvin Osley	Marc Thomas
Brian Gray

BRANCH OPERATIONS

ALABAMA
Alexander City	Clanton	Fayette	Huntsville (2)	Ozark	Selma
Andalusia	Cullman	Florence	Jasper	Pelham	Sylacauga
Arab	Decatur	Gadsden	Moulton	Prattville	Troy
Athens	Dothan	Geneva	Muscle Shoals	Russellville (2)	Tuscaloosa
Bessemer	Enterprise	Hamilton	Opp	Scottsboro	Wetumpka
Center Point

GEORGIA
Adel	Canton	Dallas	Griffin (2)	McDonough	Stockbridge
Albany	Carrollton	Dalton	Hartwell	Milledgeville	Swainsboro
Alma	Cartersville	Dawson	Hawkinsville	Monroe	Sylvania
Americus	Cedartown	Douglas (2)	Hazlehurst	Montezuma	Sylvester
Arlington	Chatsworth	Douglasville	Helena	Monticello	Thomaston
Athens (2)	Clarkesville	East Ellijay	Hinesville (2)	Moultrie	Thomson
Bainbridge	Claxton	Eastman	Hogansville	Nashville	Tifton
Barnesville	Clayton	Eatonton	Jackson	Newnan	Toccoa
Baxley	Cleveland	Elberton	Jasper	Perry	Valdosta (2)
Blakely	Cochran	Forsyth	Jefferson	Pooler	Vidalia
Blue Ridge	Commerce	Fort Valley	Jesup	Richmond Hill	Villa Rica
Bremen	Conyers	Gainesville	LaGrange	Rome	Warner Robins
Brunswick	Cordele	Garden City	Lavonia	Royston	Washington
Buford	Cornelia	Georgetown	Lawrenceville	Sandersville	Waycross
Butler	Covington	Glennville	Madison	Savannah	Waynesboro
Cairo	Cumming	Greensboro	Manchester	Statesboro	Winder
Calhoun

LOUISIANA
Alexandria	Franklin	Lafayette	Marksville	Natchitoches	Opelousas
Crowley	Houma	Leesville	Morgan City	New Iberia	Pineville
DeRidder	Jena

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Bay St. Louis	Forest	Hattiesburg	Jackson	McComb	Picayune
Carthage	Grenada	Hazlehurst	Kosciusko	Newton	Winona
Columbia	Gulfport	Houston	Magee	Pearl

SOUTH CAROLINA
Aiken	Columbia	Gaffney	Laurens	North Augusta	Spartanburg
Anderson	Conway	Greenville	Lexington	Orangeburg	Summerville
Cayce	Dillon	Greenwood	Lugoff	Rock Hill	Union
Chester	Easley	Greer	Marion	Seneca	York
Clemson	Florence	Lancaster	Newberry	Simpsonville

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation

Ben F. Cheek, IV Vice Chairman

Lorene M. Cheek Homemaker

Jack D. Stovall President, Stovall Building Supplies, Inc.

Dr. Robert E. Thompson Physician, Toccoa Clinic

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

A. Jarrell Coffee Executive Vice President and Chief Operating Officer

Phoebe P. Martin Executive Vice President - Human Resources

Lynn E. Cox Area Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones, Day, Reavis & Pogue 3500 Sun Trust Plaza 303 Peachtree Street, N.E. Atlanta, Georgia 30308-3242

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303